UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Announces Approval to Join New Economic Subsidy Program

—

Rio de Janeiro, September 19, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors, at a meeting held this Friday, September 18, approved the Company’s participation in the economic subsidy program for producers and importers of diesel fuel and its blending components, established by Provisional Measure No. 1,391, dated September 11, 2026.

The Company’s participation will be governed by the applicable regulations, including Ministry of Finance Ordinance No. 2,813, published on September 16, 2026, which sets the subsidy at R$1.00 per liter of road-use Grade “A” diesel fuel for a period of 30 days, which may be extended for an additional period of the same duration.

Participation in the economic subsidy program established by Provisional Measure No. 1,391/2026 does not affect the right to receive economic subsidies already owed to producers or importers, nor does it revoke the Company’s participation in the subsidy authorized by Provisional Measure No. 1,363/2026, in the amount of R$1.12 per liter of Grade “A” diesel fuel. Accordingly, the benefits provided under both programs are cumulative.

Given the voluntary nature of the program and its potential benefits, the Company understands that participation is consistent with its interests. The effective execution of the participation agreement will be subject to the publication and review of the regulations provided for under Provisional Measure No. 1,391/2026, which are required for the implementation of the economic subsidy.

Petrobras emphasizes that it maintains its commercial strategy, which is focused on market share, the optimization of its refining assets, and the pursuit of sustainable profitability, while avoiding the immediate pass-through to domestic prices of temporary volatility in international commodity prices and exchange rates.

The Company remains committed to acting responsibly, consistently, and transparently, while preserving the flexibility required to implement its commercial strategy and generate long-term value.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer